Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: April 6, 2016

The following is a transcript of a presentation held on April 5, 2016 relating to Nexstar Broadcasting Group, Inc.’s acquisition of Media General, Inc.

Media General(Vince Sadusky & Perry Sook) April 5, 2016

Corporate Speakers

●	Shannon Wolfson	KXAN	Evening news anchor
●	Vince Sadusky	Media General	President, CEO
●	Perry Sook	Nexstar Broadcasting Group	Chairman, President, CEO

PRESENTATION

Shannon Wolfson^ Good afternoon from KXAN in Austin. I am Shannon Wolfson, the evening news anchor here. Joining me on the set of our Lifestyle show here in Austin is Media General’s President and CEO Vince Sadusky and Nexstar’s Chairman, President and CEO, Perry Sook. We are very excited to have you both here and we thank you so much for your time this afternoon.

Perry Sook^ Glad to be here.

Vince Sadusky^ Good to be here. I just want to thank everybody for taking time out of your busy day to spend a few minutes with us. We thought it was really important at this juncture in our combination of the two companies to have a conversation with you all and get a chance to introduce you to Perry Sook, who will be the CEO of the Company going forward.

A lot of times companies wait until they actually come together to have this grand meeting and get a chance to meet the rest of the team. We thought it was really important to keep you all abreast of activities throughout the process and thought there’s probably no better way to do it efficiently than to come to you through the great power of our primary medium, television. I would love to get around to all of the different operations, it's just impractical to do that at this point in time but we will make our rounds and have a chance to get around to as many different facilities as possible between now and closing.

I am really excited to introduce to you, for those of you who don't already know Perry Sook, the Chairman and CEO of Nexstar Broadcasting. As you know, we announced a transaction earlier this year to combine Media General with Nexstar Broadcasting. Just a couple of highlights for what we hope to accomplish today is really nothing more than an introduction, give you a quick update as to where things are at transaction-wise and planning-wise, and then also give you the opportunity to ask some questions.

We’ve gotten some questions submitted from all of you and we’ll have a chance to go through some of those questions towards the end of our conversation. I encourage you, if you have any questions along the way, just feel free to text or to e-mail us. You can probably do that most efficiently through Courtney Guertin who’s here with us today.

Just real quick before I hand it over to Perry, to give you a sense as to where the Company is going and kind of the why’s of this transaction, we’ve had several communications along the way, but the bottom line is today's media world is one of rapid consolidation. We’re really excited about continuing to deliver the best products and services in our local markets, both through local television, local programming, all the things that have historically made us a great Company coupled with cutting-edge digital products.

To continue to do that at scale in today's media world which is rapidly consolidating into very, very large scaled players, I think it’s critically important to have this really strong, $4 billion-plus balance sheet on a combined basis, to be able to continue to invest in our people which we believe very strongly in, in terms of training, best products, best services, best practices, is critically important to continue to maintain this terrific local business that we’ve been able to build over many, many years.

On the Nexstar side, Perry and I, we’ve known each other for a long time. We've been involved in industry initiatives together. I’ve long admired Perry and the Company he's built. I've had the good fortune to take a couple of companies, First Home, Telemundo and then LIN and then Media General and develop it from a relatively small company into larger, successful companies. That's been a great source of pride for me.

Perry has created his company from scratch, which is infinitely more difficult. I just think an amazing track record of both organically growing and building the company into what's now going to be of the largest media companies in America when we come together, all starting from one television station.

We both share, I think, very similar philosophies around localism, around investment in people, around honesty, around integrity; so I do not think the transition will be a difficult one because we both come at the business I think from a very, very similar place.

For those of you who have been through multiple combinations, as I know almost everybody in our Company has when you came from the LIN side or Media General side or the Young side or New Vision side; clearly integration takes a heck of a lot of work and sometimes there’s new practices and processes, but the commitment from me, and I know the commitment from Perry going forward, is always to come up with the best solution, always have the best in class product system, services and people. And being guided by that, I think is something that, although there's bumps along the way in challenges and learning new processes and systems and in some cases new people, I think a guiding light that will shine bright for our Company going forward.

So I'm very excited about the future of the Company, coming together, it’ll be very strong, very healthy. There's a lot of work that’s already been undertaken and we’ll touch upon a little bit of that today. A lot more work left to go and would encourage you to be engaged in the process and whenever you’ve got an issue or a question, as always feel free to reach out to your immediate supervisor or feel free to elevate the question. I think we both share the same philosophy of being essentially an open book and we’ll tell you whatever we can tell you at this point in time, throughout the merger process.

So at this point, I’ll hand it over to Perry.

Perry Sook^ Thanks Vince, very well said. Hello everybody, I'm very happy to be here today and happy to be with all of you. I know that at the time of a merger there can be a lot of unanswered questions which can lead to anxiety and what we'd like to do today is briefly and at a very high level talk a little bit about the Company, our vision for the combined Company and obviously our vision and goals for the future.

This is a big deal, it is a $4-plus billion transaction, it’s the fourth largest transaction ever done in the television business and that includes buying networks and big station groups, so it’s the fourth largest transaction ever done in the business. Big wasn't necessarily what made it attractive to us. While we have bought 60 television stations over the last four years, this will be another big acquisition but not the only one we've ever made. But I felt going back to when LIN and Nexstar went public, within six months of each other in 2003, that these two Companies and then the Companies they’ve become with their acquisitions and mergers, are Companies that do a lot more things the same than they do differently.

This is a Company now that’s going to be at scale, serving medium-size and smaller markets and that's really where we make our bones, how we make our money and I think what we do best. And as Vince said, when I started the company with one TV station in Scranton, Pennsylvania back in 1996, and everything you've seen and heard about the Office is absolutely true about Scranton, it was with a commitment to localism. We were going to be involved in local content, local news, build local digital sites and super-serve local advertisers in the business community. And when you look at our business fundamentally it's a local service business.

We do three things. We produce local content and that's really the brand by which we’re known. No one says they’re going to go home and watch a Young, LIN, Media General or Nexstar TV station. They’re going to go home and watch the call letters and the brand that they know in their local community and that is our identity. That allows our salespeople to go in the front door of businesses and it's our mission.

The second thing we do is sell products and services to local businesses to help the local businesses grow and that's really the core competencies of what we do.

The third thing we do is we rent programming that we don't own from the networks and syndicators, and that fills the rest of the day when we’re not broadcasting locally. I would argue that that is a complement to the business that we have but it’s not really our core business. We spend a lot of time talking about it, but if you think of our business being local content and helping local businesses grow, then you become really agnostic as to whether it's on the big screen in the den, the little screen in your pocket or any screen size or location in-between and you're there to serve the local community.

We have founded our Company on the business of providing exceptional local service to the communities that we live in and that we work in. And so, I see bringing these Companies together, creating a Company at scale that does that and will do that in 100 markets across the country.

We’ll be the largest owner of televisions stations with 171 TV stations owned or operated and operating in 100 markets, second-largest in the United States in terms of National audience reach with 39% of audience which is the statutory cap. But again, it’s a collection of businesses that serve local communities and Nexstar will be basically the holding Company that will help to allocate capital and help to keep score and add up the financials and articulate to the financial community. But our mission is local and the brand that we want known locally is the local brand that serves and helps that local community.

We’re very excited about this combination. We’ve got a lot of work to do to clear all of the regulatory hurdles and shareholder votes and just from a process perspective. And it’s been said that we have teams of folks that will be coming to visit you in your local marketplace or you and your local digital office as time goes on, as we get closer to the transaction and answer a lot of the unanswered questions, very specific questions on benefits and 401k’s and those kinds of things. That will happen as time goes on.

But our purpose today was just to introduce ourselves, say hello and begin the dialogue because we want to make sure through this process it is a continuous dialogue of both us asking you questions, you asking us questions, and we will always endeavor to give you an answer even if the answer may not be something that you wanted to hear or maybe the answer is, I can't tell you that right now the lawyers won't let me.

But in any event, we want this to be a two-way dialogue where we begin to earn each other’s mutual trust.

Vince Sadusky^ Great. Well, in addition to both sharing a philosophy set around localism, local programming and clearly around servicing our local communities and our local advertisers, on the Media General side, through its predecessor companies and then since our combination just over a year ago, we’ve been very, very focused on having a robust digital strategy as well. We’ve made a lot of acquisitions over the years, we’ve invested a lot in our television stations, digital capabilities, international digital capabilities. And since we’re here in Austin, kind of the hub of all things digital, especially on the heels of South x Southwest just wrapping up.

Maybe, Perry, you can help our folks understand the things and the assets and services that Nexstar has on the digital side and your thoughts around additional operations on a go forward basis.

Perry Sook^ The digital opportunity is one that is an exciting opportunity in putting these two companies together. We will give birth to a company with combined revenues of a quarter billion dollars; that’s a big company in and of itself just on the digital side, so I think we’ll have the resources, the people, and the access to capital to continue to grow that business.

And it is one of the fastest growing segments of our business, growing at double digit rates, which is better than core television revenue has grown in recent years. So, we need growth if we want to continue to attract capital, to attract talent. So, our focus on digital is that the two companies, again, there are some duplication, which we’ll have to figure out, but that the companies are complimentary; we don’t have a company like HYFN that does social and native advertising. We have a programmatic digital video company called Yashi that will be a compliment to the existing Media General product offering.

Our goal with our digital businesses is to have the best in industry tech stack as well as product offerings, again, to be able to go into markets and super-serve local advertisers and local viewers. And I think that we will have the tools here, I think this is a case where 1+1=3 on the digital side, and it’s one of the most exciting parts of the transaction as far as Nexstar and I am concerned.

Vince Sadusky^ Terrific. I think on both the digital and on the television side, the key for me is the opportunity to be stronger. Again, when you look at our transactions, Perry describes the fourth largest in history. This is just over a $4 billion transaction, which is a very good sized transaction.

Yet you look at the transaction that looks like it’s going to close within weeks between Charter and Time Warner, and that’s over a $70 billion transaction. So, when you think about ABC, owned by the Disney Company, over $100 billion in market capitalization. It is simply the reality of today’s media world in America. You really need that solid, strong balance sheet in order to invest and continue to progress in terms of investments in people, takes some swings, have some things work, have some things not work. And I think the asset that gets created is so unique because it’s large and it’s got great stability and we have the capability to go toe-to-toe with folks like Time Warner. Yet at the same token, it’s really the combination of businesses like the digital business and the television station business here in Austin, Texas or our television station operation in Fort Wayne, Indiana. And I think that’s a really unique market position to be in here in today’s media world.

And, Perry, if you just want to comment a little bit about strategically your thoughts around the opportunities going forward to folks.

Perry Sook^ Sure. Scale was never our business plan to just get bigger for the sake of being bigger, but I think scale should be the byproduct of making smart acquisitions, smart strategic acquisitions. But Vince is exactly right, though. When you think of the people we negotiate with; whether it’s CBS or AT&T – these are scores of billions. In the case of AT&T, over $100 billion market CAP company. And this company will be somewhere in the $4 billion to $5 billion – we do our job, maybe better than that market CAP.

But we’re still small in the scheme of things of the folks that we negotiate with; whether it’s a network or an MVPD. And scale is really important there. We also want this company to be the place where if you want to advance, you can do it within the company. You don’t have to leave the company to go to another market or a larger market. And we will be the second largest television company, so I think the opportunities for the best and the brightest hopefully to come here and then stay here will be extremely important for our long-term success.

We’ve invested in local content rather dramatically. Here in the month of April alone we will launch four new news operations on TV stations that have never had local news before. Last Friday we launched local news on our NBC and Fox affiliates in Lafayette, Louisiana.

Yesterday, Monday, we launched a local news on a Fox affiliate in Huntsville, Alabama that had basically purchased a half-hour of local news from one of the other stations in the market, but it wasn’t theirs. We’re launching news later this month on a CW affiliate in Des Moines, Iowa that doesn’t have local news today. And we’re launching a new – serving a part of the Shreveport-Texarkana market, namely Texarkana that has no local news presence, so we’ve actually – built a newsroom, stacked up on that side of the market, and on our My Network Station in that market there will be half-hour news dedicated specifically to that community.

We don’t do it just to be good guys. We do it because it’s good business and we’ve expended over $100 million in capital investments and starting up local news operations in markets that we have inherited that didn’t have them before. And if you look at the amount of local news that Nexstar does as a company, it’s in excess of 90,000 hours a year of local news. And that’s about 30% more local news then those stations produced at the time that we acquired them.

So we believe in local content; it is our signature and we do it because it’s the right thing to do and it’s good business.

Vince Sadusky^ Maybe, Perry, just give folks a bit of insight into some of the work we’ve been doing collectively. You and I, our management teams, and then the work to come around the integration efforts and the philosophy about how the companies come together.

I know on our side folks have been through a lot of combinations over the last couple of years. Two major ones specifically, so the folks are pretty much exports out there at companies coming together in mergers.

But if you can give a bit of a sense for some of the things that are taking place and the philosophy towards the combination.

Perry Sook^ Well, we have a massive Gantt chart that all the work streams between now and closing, and I think it runs seven pages now where accounting people and finance people and insurance people, IT, news, operations, digital – and everybody’s meeting and we’re developing these integration teams okay.

Our goal is to create the best in class operating team and best in class execution, regardless of what uniform jersey you’re wearing at the time of closing. So, we want the best of class, best of breed to develop the best opportunities for the company long-term. And so, those discussions are on-going and will pick up in velocity as we get closer to closing. And I think a lot of the visions and a lot of the information exchange or what’s happening right now will become a lot more linear as we get closer to our closing dates, which we expect to be later this year. Right now, there’s a lot of information gathering; we’re sharing information about ourselves and we did that through the negotiation process.

Vince and I met and we had key management of each company there. We even had members of our board of directors there and it was an information exchange and I think ultimately the result of that is we sold each other on the concept that these companies belonged together and this will create a company that will be unparalleled in the television and digital space.

My focus and my commitment is that we’re going to make our decisions based on what’s the best team and what are the best products and what is the best execution for this Company for long term success? That’s the way those decisions will be made, literally on a day-by-day basis going forward.

Vince Sadusky^ Great. I think now at this point in time, we’ll take your questions and try to answer them as best we can.

QUESTIONS AND ANSWERS

Shannon Wolfson^ So as you both know – and, Vince, you alluded to – any time there is any kind of merger, people have a lot of questions and we have received a lot of questions from you all after soliciting them. I really want to just kind of jump in because as you know it’s important to answer the questions of the employees.

I think you both should know that we received a lot of questions regarding benefits, including how will our benefits be impacted? Who is Nexstar’s healthcare provider? Will our benefits change and if so, when? So that’s three parts. Could we start maybe with our will our benefits be impacted as employees?

Perry Sook^ We’ve taken a pretty good look at the benefit programs of both companies and again, like everything else, they’re a lot more similar than they are different. I think what we’re going to do there is this is going to be a Company that will begin life with over 9,000 employees – is we will create the best-in-breed benefit plan that we can create with the buying power of 9,000 employees.

One of the hallmarks of our health insurance plan is if you go to a doctor’s office in network, it’s a $10 co-pay. If you go to one of the emergency room type or doc-in-the-box type, it’s a $35 co-pay. We find that’s important and we have a lot of employees that have young families, we have a lot of single employees, so those are parts of our benefit plan that will remain.

Again, I think whether we tweak Nexstar or Media General’s, we’re going to end up with plans that are very similar to where they are now, but if we see features in one that we don’t have in the other I think we’ll work to combine those. Our 401k provider is Fidelity, so there’s no change there.

Our plan allows for rollovers just the same as your plan does, as well as loans. Our Healthcare provider is UMR, one of the largest PPOs, HMOs in the country, and they provide across all of our current 62 markets, so I think that those will continue. But again, everything will be open for review if we can provide – when I started the Company, one of my focuses was I want to provide health insurance that is affordable and accessible to all of our employees, because in a lot of our markets, this is maybe a first or second job out of college, or you’re a single parent or you have a young family, and health insurance is enjoyed in our Company by over 85% of our employees.

That should give you some clue as to how attractive it is in the local marketplaces versus the options of other private or public employees. It’s not perfect. No plan is. But I do think that the health insurance piece will be something that people will find highly acceptable and again, with those lower co-pays, maybe even an improvement over what they have today.

Shannon Wolfson^ Any estimate on all on when the new benefits will impact us, when we see those changes?

Perry Sook^ There’s a whole on-boarding team that will be a representative from our insurance carrier, represented from Fidelity –Terri Bush, who is our VP of HR, will have people, and they will literally go to every location and we know in some markets we’ll have to do an early morning shift and then come back for the afternoon crew; we want everybody to have their questions answered.

They’ll be given enrollment forms and be in a position to be ready to go the day the transaction closes. Our goal here – and Vince echoes this, I know, because we’ve talked about it – is that this is a seamless process from a payroll and benefits that you get paid the same time as you did, just the logo is different on the check. Nothing else changes from that perspective and we’re going to work very hard to try and make sure that that vision is the reality.

Shannon Wolfson^ 401k and how that will change, you hit on that a little bit; can you expand on that at all? That was a big question that we got.

Perry Sook^ Again, 401k provided by Fidelity. There is a company match and we do permit loans and my understanding both loans and account balances can roll over to Nexstar’s plan. Again, the Nexstar plans will be the surviving plans even if they’re modified. But everyone will transition to Nexstar payroll, Nexstar benefits, Nexstar 401k at the end of the day.

Shannon Wolfson^ Okay. Next we have – Nexstar operates we know in a lot of mid-sized markets. Media General has several larger markets. So one big question was do you plan to operate the larger markets like you operate the smaller markets?

Perry Sook^ I think you go back to what I said earlier that if we focus on local content and local business development, I don’t think that varies by market size. I think you necessarily may need more people in the larger market than a smaller market, but I worked in Philadelphia and Dallas and Pittsburgh so we have no allergy to large markets. It’s just there weren’t opportunities to acquire stations and build a company.

So we did as my dad said, we went to hunt where the ducks are, and so we went to the medium-sized markets to build a Company. We overlap in half a dozen markets. We have markets in the large – in the top 20 and markets 20 to 50 and then markets 175 to 200 – both companies do. I think that the operating philosophies again of localism and local content and local business development have been fairly similar. So I don’t think you’ll see a huge change in the focus of operations of the Company.

Shannon Wolfson^ Want to move on to hubbing. Does Nexstar have a hubbing model and what will happen to Media General’s hubs?

Perry Sook^ Sure. We have Master Control in six markets right now. Memphis, Little Rock, Salt Lake City, Syracuse, Baton Rouge, and then Fresno, California. We have business in traffic hubs, I think six of those, as well. Little Rock, Lubbock, Salt Lake City, Springfield, Missouri, Rockford, Illinois, Rochester, New York, and so we’ve looked at the Media General model of fewer hubs and larger hubs and we think that’s probably the way to go.

I think that we will be transitioning to a model that looks a lot more like yours, maybe adding into hubs that exist in the Media General Company today. Again, those plans – the integration teams are just beginning their meetings but I can tell you at a very high level, we think that the Media General model may be more efficient and a better model than what we have with more hubs but fewer stations.

All of our hubs are currently housed in stations and, realizing, to really scale, you may not have the real estate to be able to do that. But those integration teams are meeting in real time and I think more to come on that. I don’t see anything happening to the existing Media General hubs other than perhaps they might get larger.

Shannon Wolfson^ Okay. What is Nexstar’s organizational structure? In particular, people would like to know who oversees the stations and the digital businesses?

Perry Sook^ Our Company – I’ll deal with the TV station side right now – I have two co-Chief Operating Officers, Tim Busch and Brian Jones who literally have split the Company up East and West of the Mississippi. They each have regional vice presidents that report to them that help to make sure that nobody’s span of control is more than perhaps a dozen or so marketplaces.

We think that model works pretty well. We’re not going to be a very successful business if we attempt to run it by remote control out of an office building in Dallas, Texas. We believe in decisions being made locally. We’ve spent a lot of time at budget time developing the game plan, developing kind of the guard rails, and then we pretty much try to stay out of the way and let people and general managers run their businesses locally with advice from the Regional Vice President up to the COO level, getting me involved if necessary.

I think it’s a very collaborative approach. We’re all on the same team. We win when you win and vice versa. When you win, we win. So that’s our operating philosophy. We do have as I mentioned a VP of HR, a VP General Counsel, we have three Directors of Local Content Development that are there to try and help mine synergies out of stations that are in a particular region.

We had a truck from Lubbock, Texas in Houston, Texas, to send satellite feeds back to Syracuse, New York, for the Final Four, if that makes sense to you. We’re sending people to both political conventions, we’re sending people to Rio for the Olympics. We offer that content if it is localized to – there could be an athlete from Syracuse, New York, even though the Olympics are on NBC, that we’d do a custom feature for back to the Syracuse market because there’s a local athlete of interest from there.

We try to use our size and scale. You’re part of it right here in Austin, Texas, where there is now an informal Austin news bureau where every market in Texas except for Austin that we’re in contributes content in and then you all contribute state capital content into this news bureau that we feed all of our Texas stations.

We’ll be doing the same thing in New York and in Tennessee where we have substantial clusters of stations. You all – Media General has a Washington, DC news bureau obviously with 100 markets supporting that, we can sustain that and perhaps even make it bigger and better than it is today.

So that’s the organizational structure. We provide the resources but you run your own businesses. You know the opportunities and the challenges of your local marketplace. With markets from Burlington, Vermont to Honolulu, there is no one-size-fits-all strategy there.

On the digital side, that Company will run as a separate subsidiary of the parent Company and it will have its own management and teams and the broadcast side will be one of the biggest customers of the digital businesses, but they also will be free to do business with outside publishers and we find that’s the model that works the best. When each business has a dual revenue stream, then they’re self-sustaining and self-funding.

Shannon Wolfson^ Let’s talk about the corporate office.

Perry Sook^ Sure.

Shannon Wolfson^ Where will that be located?

Perry Sook^ It will be on Las Colinas – I say Dallas, Texas – but for those of you that know, we’re in Irving – Las Colinas, and I would look for the corporate headquarters to remain there. Obviously we’re looking right now at taking another floor in the building that we’re on because we’ll be adding additional people to support the operations of 171 television stations and a quarter billion digital business.

Again, and that’s payroll, and accounting, and all of the legal and all of those internal things and so the corporate headquarters will ultimately be there and that will be the primary office.

Shannon Wolfson^ Do you have any kind of timeline for when those folks will be moving into that building?

Perry Sook^ Again, we’re looking at taking another floor and that will take some time to fill out. Then, we’re working on the overall corporate org chart as we get around to meet everybody and are people interested in being in Dallas or moving to Dallas or not interested in that at all?

So those decisions will be made in consultation with Vince and his team. I think in real time, we probably won’t make any definitive decisions until we get past our shareholder votes and get closer to regulatory approval. I look at this as a continuous workstream between now and closing some time later this year – fourth quarter probably – where this will be a continuous dialogue.

It’s not going to be one day we sit down and say, okay, we’re done with that. I think we’ll be continuing to fine tune and situationally adjust those opportunities and who is interested in those opportunities right on up to and through the closing.

Shannon Wolfson^ Question for you, Vince. People are curious what role or roles you will have with the new Company?

Vince Sadusky^ So my primary role now is to ensure the transaction closes and help to facilitate the combination of these two great companies together so we have the opportunity to achieve I think these ambitious goals that we’ve set in front of ourselves.

Shannon Wolfson^ That is the conclusion of the questions that we were submitted, kind of pared down into the most popular and the things people seem to want the answers to the most. I know both of you would like to say some final words and I just want to say thank you so much for being here and making the time to do this today. I know that employees really appreciate it.

Vince Sadusky^ That’s great. Thank you, Shannon. I just want to thank you all for spending some time with us this afternoon. We will do the best job we possibly can in keeping the communications open and providing information to all of you as we receive the information.

At any point throughout this process, please, I encourage folks not to allow these different questions to evolve into misfounded rumors. Feel free to ask your direct supervisor. Get questions answered at your respective unit, television station, digital operation, and feel free to kind of roll your questions up into corporate.

We’ve got no problem helping to answer those questions throughout the process. And I just want to close by thanking our folks. Our team has really been through a lot in terms of changes really over the last year, to year and a half, and have done a very terrific job in terms of integrating television station, adapting best practices, changing traffic systems, having stations that weren’t previously hubbed become hubbed.

Lot of change on the digital operation side, some strategic changes, programming changes, et cetera and I think all of you – if you don’t already know it – have been recognized in the industry as folks that can really adapt to change and you should all be very proud of the work that you’ve done.

I think that prepares you very well for the integration of the Companies, Media General and Nexstar.

Perry Sook^ I’d add to that. Obviously, without that solid foundation and good execution, we wouldn’t be here today. The vision of this Company and our goal, my mandate to myself and to our team is to leverage each Company’s strength and maximize every new opportunity that we can to become the local consumer and local advertiser’s number one choice across all screens.

And if we do that, we will be successful, we will continue to survive, and dare I say we will even continue to prosper. So that’s our vision and our goal. We come to work every day. This is the only business that we’re in and we believe the local business is the best part of the media business to be in.

We have no aspirations to own cable networks or do anything kind of on a national platform. We do local well. You all do local well here. Let’s continue to build on those strengths and I think that we will all – if we remain with core competencies of developing local content that is relevant, contextual, interesting and professionally produced, and help local businesses sell stuff and grow their businesses, regardless of the screen or the technology or the changes, we’re always going to be in business.

It’s a good business to be in. It’s my commitment to you that as we go through this process you’ll get 100% honesty from us along the way. So if you have a question, please ask your supervisor, ask your general manager, ask your regional vice president, and they’ll talk to Vince, Vince will talk to me, Vince and I are talking literally every other day.

He calls me or I call him with either something big or something small. We want this to be collaborative. Obviously the Media General shareholders are going to own a third of this Company and the board of directors has been very vocal that they want this to be a collaborative process and our board couldn’t be more in sync with that. That we’re going to make good decisions, we’re going to make hard decisions, but we’re going to make decisions and we’re going to do it with 100% honesty and maintain the integrity of this Company and this process. That’s our commitment to you. So if you do have a question, please ask it, and I promise you that we will through Vince make sure that you get an answer within 24 hours even if the answer is the lawyers won’t let me tell you that right now.

That has come up and may come up in the future. But thank you very much for your time. I can’t be more excited for us all to end up on the same team, be on the same team, and build a Company that will be unparalleled in local media. I look forward to working with each and every one of you each and every day.

Thank you very much.

Shannon Wolfson^ Thank you both for being here and thank you for joining us.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar filed a Registration Statement on Form -S-4 with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2016 that contains a preliminary joint proxy statement/prospectus. These materials are not yet final and will be amended. The Registration Statement on Form S-4 has not yet become effective. Nexstar and Media General also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, including the preliminary joint proxy statement/prospectus, and any other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, and Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement on Form S-4 and the preliminary joint proxy statement/prospectus filed by Nexstar with the SEC on March 22, 2016.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.